FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* Lydecker Charles	2. Issuer Name and Ticker or Trading Symbol Brown & Brown, Inc. (BRO)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
								Director	10% Owner
							X	Officer (give title below)	Other (specify below)
Regional Executive Vice President
(Last) (First) (Middle) 220 S. Ridgewood Ave.	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Day/Year March 24, 2003				7. Individual or Joint/Group Filing (Check Applicable Line)
			5. If Amendment, Date of Original (Month/Day/Year)				X	Form filed by One Reporting Person
(Street) Daytona Beach FL 32114								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $.10 par value	3/24/03		A		8,570(1)	A	N/A	50,850	I	Stock Performance Plan
Common Stock, $.10 par value								84,390**	D
Common Stock, $.10 par value								13,324	I	401(k) Plan(2)
Common Stock, $.10 par value								12	I	Children(3)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*
If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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**Owned jointly with spouse.

FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Acquired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Options(a)	$ 9.6719							4/21/03(b)	4/20/10	Common Stock	10,340			D
	9.6719							4/21/04(b)	4/20/10	Common Stock	10,340			D
	9.6719							4/21/05(b)	4/20/10	Common Stock	10,340			D
	9.6719							4/21/06(b)	4/20/10	Common Stock	8,980			D
	$31.56	3/24/03		A		25,000(c)		3/23/13	3/24/13	Common Stock	25,000		65,000	D

Explanation of Responses:

(1)   These securities were granted pursuant to the Company's Stock Performance Plan.  Until the satisfaction of conditions established pursuant to that Plan, the recipient has neither voting rights nor dividend entitlement with respect to these shares, and full ownership will not vest until the satisfaction of additional conditions.

(2)   Based upon information supplied as of 12/31/02 by the Plan's recordkeeper.  Number of shares varies periodically based on contributions to plan.

(3)   Reporting person disclaims beneficial ownership of securities owned by children who share reporting person's household.  This report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for the purpose of Section 16 or for any other purpose.

(a)    Granted by the Compensation Committee of the Board Directors pursuant to the Company's 2000 Incentive Stock Option Plan (the "Plan").  Consideration for granted options is grantee's performance and continued service with Company as specified in the Plan.

(b)    Due to the satisfaction of conditions established pursuant to the Plan, 10,340 options will vest and become exercisable on each of April 21, 2003, 2004, and 2005, and 8,980 options will vest and become exercisable on April 21, 2006, subject to grantee's continued service with Company as specified in the Plan.

(c)    These options vest and become exercisable on 3/23/13, unless accelerated based on satisfaction of conditions established pursuant to the Plan.

		/S/ CHARLES LYDECKER	3/24/03

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
	See18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	CHARLES LYDECKER

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